Exhibit 99.1

Titan Medical Establishes U.S. Subsidiary to Strengthen its Research and Product Development Activities

Titan Medical USA Inc. to be based in North Carolina’s Research Triangle

TORONTO--(BUSINESS WIRE)--June 15, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of single-port robotic surgical technologies, announces that it has established Titan Medical USA Inc. as a wholly owned U.S. subsidiary. The subsidiary will be based in Chapel Hill, North Carolina at a facility that will initially be used for research and development activities. The facility includes a custom buildout, the costs for which are included in monthly lease payments.

“We are excited about establishing a U.S. subsidiary and having a dedicated, purpose-built space in North Carolina’s Research Triangle, a leading high-tech and medical technology hub, to advance our work on singe-port robotic technologies, while also being in close proximity to our development partners,” said David McNally, President and CEO of Titan Medical. “We are preparing to expand our role in leading product development, reengaging our expert subcontractors, and beginning to recruit engineers. The new facility will initially house research and development, as well as related operations management. Over time and subject to continued financing, we expect that it will also house regulatory affairs, customer service, clinical support and commercial leadership to prepare for the future launch of our single-port robotic surgical system.”

The Company plans to establish a dry-lab training facility at the site for use by future customers subject to completing product development, obtaining regulatory clearance for its robotic surgical system and meeting all regulatory requirements, and ultimately building a commercial grade device. Each of the planned activities are subject to raising sufficient capital on a timely basis.

About Titan

Titan Medical Inc. is focused on robotic-assisted technologies for application in minimally invasive surgery (“MIS”). Titan is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision systems and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an ergonomic interface to the patient cart and a 3D high-definition endoscopic view of the MIS procedure. Titan intends to initially pursue gynecologic surgical indications for use with its single-port robotic surgical system.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities and include statements regarding our leading product development, reengaging product development contractors, recruitment of engineers, uses of our new facility, obtaining and retaining regulatory clearance and meeting all regulatory requirements, building a commercial grade device and raising sufficient capital. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20F dated March 30, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Stephen Randall
Chief Financial Officer
+1-416-548-7522
stephen@titanmedicalinc.com